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                                 BRAUN & COMPANY
                            BARRISTERS AND SOLICITORS


Thomas A. Braun, B.A., LL.B., LL.M.*



June 15, 2005

By Fax

Brian K. Bhandari
Staff Accountant
Securities and Exchange Commission
Washington, D.C. 20549

RE:      ARMOR ELECTRIC, INC.
         ITEM 4.02 FORM 8-K
         FILED JUNE 8, 2005
         FILE NO. 000-50144

Dear Mr. Bhandari:

Thank you for your letter dated June 15, 2005. We have reviewed your suggestions and taken the time to seriously consider your remarks. Pursuant to your comments, we have amended certain existing information and will make further changes in future filings to ensure that our disclosure is clear and concise.

We acknowledge that we, as the registrant, are responsible for the adequacy and accuracy of the disclosures in our filings, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Below, we have restated your comments and inserted our corresponding responses.

FORM 8-K FILED JUNE 8, 2005
---------------------------

1. IN ACCORDANCE WITH ITEM 4.02(a)(1) OF FORM 8-K, PLEASE AMEND YOUR FILING TO:

a. DISCLOSE WHEN YOU CONCLUDED THAT YOUR FINANCIAL STATEMENTS SHOULD NO LONGER BE RELIED UPON;

     RESPONSE: The Form 8-K was amended to disclose June 6, 2005 as the date the Board concluded the financials should no longer be relied upon.

                                                                           .../2

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b. IDENTIFY THE FINANCIAL STATEMENTS THAT SHOULD NO LONGER BE RELIED UPON.

     RESPONSE: The following was added to the Form to identify which financial statements should not be relied upon:

         All financial statements subsequent to May 11, 2004 should not be relied upon, including financial statements attached to the following forms:

         10QSB filed May 14, 2004 10KSB filed October 15, 2004 10QSB filed November 22, 2004 10QSB filed February 16, 2005 10KSB/A filed April 21, 2005 10QSB/A filed April 21, 2005 SB-2 filed May 11, 2005 10QSB filed May 23, 2005

2. PLEASE TELL US WHEN YOU INTEND TO FILE RESTATED FINANCIAL STATEMENTS.

     RESPONSE: The Company's auditor is currently working with the Company in preparing the required restated financial statements and expects the restatements to be completed by July 31, 2005. The Company will file the amended Forms as soon as practicable thereafter.

3. PLEASE AMEND YOUR FILING TO INCLUDE THE CORRECT COMMISSION FILE NUMBER.

     RESPONSE: The Form 8-K/A has been amended to include the correct commission file number (000-50144).

     Please find attached copies of the revisions we have made pursuant to your suggestions.

     Yours very truly,

     BRAUN & COMPANY per:

     /s/ Thomas Braun

     Thomas A. Braun

     Encl.